Exhibit 99.1

SuperX Launches First U.S. AI Inference Cloud Hub, Strengthening North American AI Service Capabilities

Strong Pre-Launch Customer Demand Highlights Growing Need for AI Inference Services

DENVER, June 4, 2026 — SuperX AI Technology Limited (“SuperX” or the “Company”), a full-stack AI infrastructure solutions provider, today announced the launch of its first U.S. AI Inference Cloud Hub (the “Denver Hub”) in Denver, Colorado, marking the Company’s first operational cloud deployment in North America and an important milestone in its international growth strategy.

Ahead of launch, AI-focused technology companies have reserved a significant portion of the Denver Hub’s initial inference capacity, reflecting increasing demand for dedicated AI inference services across a growing range of AI-powered applications.

Powered by NVIDIA AI accelerator technologies, the Denver Hub is designed to deliver high-performance, low-latency, and reliable AI inference services for enterprise customers. Built on SuperX’s capabilities in GPU resource orchestration, elastic cloud infrastructure, system-level optimization, and rapid deployment, the platform supports a wide range of AI workloads while remaining compatible with current and future NVIDIA computing platforms. As organizations expand their AI initiatives, the Denver Hub provides a scalable and resilient foundation for the deployment and operation of AI services.

Caption: SuperX AI Cloud Platform providing customer access to AI inference services powered by the Denver Hub

“The AI industry is entering a new phase where success is increasingly defined by the ability to operate AI services reliably and efficiently at scale,” said Kenny Sng, Chief Technology Officer of SuperX. “The strong customer reservations we saw before launch reinforce the demand for purpose-built AI inference infrastructure. By combining NVIDIA AI accelerator technologies with SuperX’s full-stack infrastructure capabilities, we are helping enterprises deploy and operate AI services more effectively as they scale their AI initiatives.”

Strategically located in Denver, the Denver Hub provides connectivity across major North American markets and supports a wide range of AI-driven applications. To accommodate different deployment requirements, SuperX offers both “On-Demand” and “Reserved Capacity” models, giving customers the flexibility to align infrastructure usage with their operational needs.

The launch of the Denver Hub strengthens SuperX’s ability to serve customers in North America while extending its international service capabilities. As demand for AI services continues to evolve, the Company will continue evaluating opportunities to enhance its infrastructure capabilities in support of customers across key global markets.

Currently available through an invitation-only onboarding program, the SuperX AI Cloud Platform  provides organizations with access to high-performance AI compute resources and enterprise AI deployment solutions. Interested customers can learn more at aicloud.superx.sg.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg.

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